

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

Via E-mail
Wenping Luo
Chief Executive Officer
Anpulo Food, Inc.
Hangkong Road, Xiangfeng Town
Laifeng County, Hubei 445700, China

> **Re:** **Anpulo Food, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 30, 2014**
> **File No. 333-192006**

Dear Mr. Luo:

      We have reviewed your responses to the comments in our letter dated May 1, 2014 and have the following additional comments.

Executive Compensation, page 75

1. Please explain why the summary compensation table and the director compensation table on page 75 refer to the fiscal year ended December 31, 2014 even though that fiscal year has not yet ended. Refer to Item 402(n)(1) and (r)(1) of Regulation S-K.

Interim Financial Statements

Consolidated Statements of Operations and Comprehensive Income for the Three Months Ended March 31, 2014 and 2013, page F-26

2. We note that you reported a positive (i.e., income) amount with respect to your interest expense for the three months ended March 31, 2014. According to the table on page 61, this positive amount resulted from subsidy income in excess of gross interest expense. For clarity, please revise your interim statements of operations to present all of your subsidy income separately from your interest expense. Similarly revise your annual statements of operations on page F-4.

Note 11 – Short-Term Loans, page F-41

3. The introduction to the table on page F-41 makes reference to a single loan amount due to a bank. However, the table presents numerous loans to banks and others. Please revise, as appropriate.

4. On a related matter, the second sentence on page F-41 states this loan can be renewed with the bank upon maturity. However, you state on page 67 that you plan to negotiate with your lenders to extend or renew your loans, which implies you cannot automatically renew your bank loan(s) upon maturity. Please revise the introduction to the table on page F-41 accordingly. Similarly revise the introduction to the table in Note 11 to your annual financial statements on page F-18.

Exhibit 5.1

5. We note the assumptions on page 2. It is inappropriate for counsel to assume readily ascertainable facts and related legal conclusions under British Virgin Islands law. Accordingly, please remove the following assumption: (c) that the Resolutions were passed at one or more duly convened, constituted and quorate meetings, or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended.

You may contact Kristin Shifflett at (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Gregg Jaclin
        Szaferman, Lakind, Blumstein & Blader, P.C.